Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Annapolis Bancorp, Inc.

(Commission File No. 000-22961)

On October 23, 2012, F.N.B. Corporation held its Third Quarter 2012 Earnings Report and Conference Call, a replay of which was made available on F.N.B. Corporation’s website. A transcript of the portions of that conference call which related to the proposed acquisition of Annapolis Bancorp, Inc. is included in this filing.

Cautionary Statement Regarding Forward-looking Information

We make statements in this filing, and may from time to time make other statements, regarding our outlook for earnings, revenues, expenses, capital levels, liquidity levels, asset levels, asset quality and other matters regarding or affecting F.N.B. Corporation and its future business and operations that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date made. We do not assume any duty and do not undertake to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties:

•	Our businesses, financial results and balance sheet values are affected by business and economic conditions, including the following:

•	Changes in interest rates and valuations in debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of U.S. and global financial markets.

•	Actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates.

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Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness which adversely affect loan utilization rates, delinquencies, defaults and counterparty ability to meet credit and other obligations.

•	Slowing or failure of the current moderate economic recovery and persistence or worsening levels of unemployment.

•	Changes in customer preferences and behavior, whether due to changing business and economic conditions, legislative and regulatory initiatives, or other factors.

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Legal and regulatory developments could affect our ability to operate our businesses, financial condition, results of operations, competitive position, reputation, or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and ability to attract and retain management. These developments could include:

•

Changes resulting from legislative and regulatory reforms, including broad-based restructuring of financial industry regulation; changes to laws and regulations involving tax, pension, bankruptcy, consumer protection, and other industry aspects; and changes in accounting policies and principles. We will continue to be impacted by extensive reforms provided for in the Dodd-Frank Wall Street Reform and Consumer Protection Act and otherwise growing out of the recent financial crisis, the precise nature, extent and timing of which, and their impact on us, remains uncertain.

•	Changes to regulations governing bank capital and liquidity standards, including due to the Dodd-Frank Act and to Basel III initiatives.

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Impact on business and operating results of any costs associated with obtaining rights in intellectual property, the adequacy of our intellectual property protection in general and rapid technological developments and changes. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

•

Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of third-party insurance, derivatives, swaps, and capital management techniques, and to meet evolving regulatory capital standards.

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Increased competition, whether due to consolidation among financial institutions; realignments or consolidation of branch offices, legal and regulatory developments, industry restructuring or other causes, can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues.

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We grow our business in part by acquiring from time to time other financial services companies, financial services assets and related deposits. These acquisitions often present risks and uncertainties, including, the possibility that the transaction cannot be consummated; regulatory issues; cost, or difficulties, involved in integration and conversion of the acquired businesses after closing; inability to realize expected cost savings, efficiencies and strategic advantages; the extent of credit losses in acquired loan portfolios and extent of deposit attrition; and the potential dilutive effect to our current shareholders. In addition, with respect to the pending acquisition of Annapolis Bancorp, Inc., F.N.B. Corporation may experience difficulties in expanding into a new market area, including retention of customers and key personnel of Annapolis Bancorp, Inc. and its subsidiary BankAnnapolis.

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Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Industry restructuring in the current environment could also impact our business and financial performance through changes in counterparty creditworthiness and performance and the competitive and regulatory landscape. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

•	Business and operating results can also be affected by widespread disasters, dislocations, terrorist activities or international hostilities through their impacts on the economy and financial markets.

We provide greater detail regarding some of these factors in our 2011 Form 10-K and 2012 Form 10-Qs, including the Risk Factors section of those reports, and our subsequent SEC filings. Our forward-looking statements may also be subject to other risks and uncertainties, including those we may discuss elsewhere in this communication or in SEC filings, accessible on the SEC’s website at www.sec.gov and on our corporate website at www.fnbcorporation.com. We have included these web addresses as inactive textual references only. Information on these websites is not part of this document.

Additional Information About the Pending Merger with Annapolis Bancorp, Inc.

F.N.B. Corporation and Annapolis Bancorp, Inc. will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

SHAREHOLDERS OF ANNAPOLIS BANCORP, INC. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation and Annapolis Bancorp, Inc. have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents Annapolis Bancorp, Inc. has filed with the SEC by contacting Edward Schneider, Treasurer and Chief Financial Officer, Annapolis Bancorp, 1000 Bestgate Road, Suite 400, Annapolis, MD 21401, telephone: (410) 224-4455.

F.N.B. Corporation and Annapolis Bancorp, Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Annapolis Bancorp, Inc. shareholders in connection with the proposed merger. Information concerning such participants’ ownership of Annapolis Bancorp, Inc. common stock will be set forth in the proxy statement/prospectus relating to the merger when it becomes available. This communication does not constitute an offer of any securities for sale.

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Thomas Frick - FBR, Analyst:

I just had a couple questions on the acquisition. I know you mentioned that the deal would be neutral to tangible book. Should we assume that it’s also neutral to your TCE ratio?

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

Yes, I would say so. It would be neutral to that also.

Thomas Frick – FBR, Analyst:

Okay. And then can you give us an estimate of how much goodwill you’re expecting to be created from the acquisition?

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

Let me come back to you on that. I’ll find that in my notes.

Thomas Frick – FBR, Analyst:

Okay, great. And then one last question – on the cash credit-related adjustment, the $0.36 per share pending the resolution of a certain credit, I was just wondering if you could just give us some color on that credit?

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes, you know, we really don’t want to get into a discussion on the credit, but I can tell you a little bit about the mechanics. We basically—in doing our due diligence, we have a fairly extensive process, so we covered a great deal of their commercial portfolio.

Gary Guerrieri – F.N.B. Corporation, Chief Credit Officer:

Yes, we actually covered 90% of the Commercial Portfolio as well as 40% of the retail book, which was a very heavy coverage from that perspective.

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

So there was one credit in particular that was fairly large that we decided that we would assign a mark to that they believed had a higher value, so basically we agreed to permit some upside in moving that asset out, and that’s what you’re seeing in that structure.

Thomas Frick – FBR, Analyst:

Okay, great. And would the credit mark then go down assuming that is resolved?

Gary Guerrieri – F.N.B. Corporation, Chief Credit Officer:

It will go down depending upon the resolution, if a resolution does occur, and that’s why we’ve kind of given a range in terms of where we’re looking at this one from a mark standpoint.

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

So essentially when you look at it, the adjusted price to tangible book declines if that asset is moved out, because there is an adjustment, a corresponding adjustment to the credit mark.

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Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

Tom, if I could just go back to your question on goodwill, it’s preliminary obviously because it’s not going to be final until we actually book it, but the kind of preliminary number is in the low $20 million area that we would be booking.

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Damon DelMonte – KBW, Analyst:

Vince, I was wondering if you could just kind of take us through the process of looking to expand into Maryland versus, maybe, the western markets of Ohio or the eastern side of Pennsylvania. What really led you to see this market as being an attractive extension of your footprint?

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Sure, Damon. You know, as we discussed our M&A strategy in the past, we’ve often mentioned that expansion into the adjacent markets around Pennsylvania were appealing to us. In the past, we’ve looked at other opportunities in the Maryland market but we’ve passed on those opportunities. What we found here was a unique situation in that we had a company that has a great sales culture. The leader of the company is a very good leader. He’s agreed to stay on through a transitional period. The demographics in that particular market were very appealing and attractive to us.

When we looked at the landscape, we felt that moving into the Annapolis market would be a smart move for us, given that it’s not truly D.C. or Baltimore. It is its own market. We felt this operation would give us a significant enough presence to build a team, and we have identified several people in the market that we have interest in to help us there, so all the stars aligned.

And I think when you look at it, the underpinnings there in terms of their local economy with the BRAC going on and that being Cyber Command for the U.S., there will be continuous support in terms of job creation and businesses moving into the area. And as we’ve discussed in the past, we analyze the markets that we’re going to move into based upon the number of commercial opportunities that exist in addition to the demographics for the consumer side of the bank, and we felt that given the high number of businesses located in close proximity that headquarters I mentioned – 35,000, over a million in revenue – it was a very appealing area to move into.

Now, obviously, Ohio is still of interest to us, in-market acquisitions would be of interest to us, but this was an opportunity that popped up that really was pretty compelling and we felt it made long-term strategic sense for us.

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

And Damon, I would just add that given the relative size of it, it’s a low-risk entry point into that market, and one of the things that we talked about is Annapolis becoming part of us, we can introduce our broader set of products, wealth management, and also have the opportunity to do some larger loan deals than they have the opportunity to do today, that they could not do, as part of a larger organization. So there are a lot of opportunities just right there in that market that we felt were compelling.

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Mac Hodgson – SunTrust Robinson Humphrey, Analyst:

Vince, curious to get your thoughts back on the entry into Maryland, get your thoughts on how big you’d like to be in that market. I mean, how big of a bank do you feel like you need in order to compete effectively? I’m assuming we should expect maybe some more deals down the road in that market. Just kind of curious how large you’d like to be in that region.

Vincent Delie Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes, I think the beauty in this particular deal is we don’t really have to look too far down the road. I think we’re going to be able to achieve all the results that we’ve forecasted with the enterprise that we have and the focus on Annapolis. Having said that, there are 20-plus banks in the market from 500 million to 3.5 billion, so we don’t really manage ourselves—we don’t shoot for a particular asset size. We just try to make sure that we’re doing the right things to create shareholder value and improve earnings-per-share. And I would say long-term, I think there are lots of opportunities to expand in that market, and I think short-term or intermediate-term we have a pretty good platform to leverage to continue to provide EPS growth. So that’s kind of how we looked at it, so I guess a little of both. You know, we think we have a great platform today we can add to, and there are some talented people in that market that we know from our past that may want to join us, and we can build out a platform and we’ll see how it goes. And as Vince Calabrese indicated, for us that’s a low risk entry point into a new market and we’re going to make a go at it.

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

I would add too, Mac, just that I think as you guys know us, that we don’t have any arbitrary size targets that we have up on the wall here. I mean, we really look at each deal to stand on its own. We focus on maintaining top quartile profitability and we’ll be opportunistic as deals come up, but it’s not that we have to get to X-size by a certain period of time. Let’s just do deals that make a lot of sense that are compelling like this; and to Vince’s point, there will be opportunities in that market as we go forward, and we’ll just evaluate each one and it has to stand on its own.

Mac Hodgson - SunTrust Robinson Humphrey, Analyst:

Okay, great. That’s helpful. And then can you give us any color on expectations for cost savings and then weigh that against potential hiring you’ll have to make to maybe build out the team there?

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, some of the modeling that we’ve done included—the preliminary modeling, included adding several people to the platform, and really that’s what it entails – augmenting what’s already there with some folks that can call up market, a CRE lender, for example, that could move up market because their internal thresholds were relatively low. There are a number of asset-based lending opportunities in the market that we could pursue. There are commercial deals that would require different expertise. They didn’t have a wealth platform, so we would probably be looking to add a few wealth people and a private banker or two. But the management team there, there’s a great CEO; he’s very bright, he’s an articulate man who understands the business pretty well, and he’s agreed to transition to help us find a leader in the market and to transition for a year, and that gives us enough time to build out the team.

But from a modeling perspective, Mac, we don’t have significant incremental increases in expense outside of what we’ve presented to you.

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

No in fact, Mac, our model with the accretion that we have, it fully bakes in the adds to staff in those areas, that we would supplement the team that’s there, and a lot of those are producers so they’ll generate revenue. And it’s all baked in, so we don’t have anything beyond what’s in our model that we need to add on top of that. We think there’s a strong team that’s already there.

Mac Hodgson - SunTrust Robinson Humphrey, Analyst:

Okay, great. Just one last one – I know this is a small—like you said, a small transaction, but does this deal preclude you from doing any other transactions here in the near-term, or you still feel like you have the ability to do more than one a year?

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well you know, in the past we’ve done—you know, we did a $600 million deal and nearly a $2 billion deal simultaneously, so I would say we have capacity to do transactions. This single transaction would not prevent us from doing anything further.

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Matthew Breese – Sterne Agee, Analyst:

Okay. And then from what I’m gathering with Annapolis, it sounds like they run at a $3 million a quarter kind of expense run rate, it seems like. Can we expect to just tack that on top come third quarter, second or third quarter next year?

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

Well we’ll—when we give our guidance in January, Matt, we’ll give you kind of full guidance with this fully baked into the model. I mean, there’s cost savings in the low to mid-20’s that are kind of baked in, but once we kind of roll it all up, then we’ll give you that guidance. I’m not really prepared to get into the modeling of next year at this point because we’ll just wrap it all into our guidance for next year.

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Matthew Breese – Sterne Agee, Analyst:

Okay. All right, maybe hopping to a different item, I’m curious on the BRAC. Last I heard on that program, it was really a couple years ago that that was put in place, and I thought it had run through but it sounds like there’s still some benefit there. Could you remind us how many jobs are being relocated to the area and some of the impacts to the D.C. surrounding markets?

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

I mean, they’re on track right now to have—building up to 60,000 jobs by 2015 is really the underlying…

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

I’ll tell you, having read a little bit about this and having a better understanding of it, what’s really driving the local economy down there are the businesses that are relocating to support the Cyber Command. So there are a lot of IT companies that are relocating in that market to support those activities; and given what you’re hearing with North Korea, China, other countries investing heavily in their ability to conduct cyber attacks, I would expect that line item in the budget of military spending to continue to grow over time. And I would expect there to be a considerable amount of support required for those activities in the market. I mean, that’s one of the aspects of it that’s pretty interesting, but there has been fairly significant growth in the market because of the initial wave of base consolidation. I think it’s more about the future and what that area with Fort Meade and the Cyber Command means for the business community longer-term.

And again, our growth—remember, we’re used to competing in markets that don’t grow at all and in many instances have shrunk over time. I’ve been in an environment where I had to compete in a shrinking market for years, so having any growth at all like we have with Marcellus Shale and Utica Shale here, believe me, it makes a big difference. And those markets already are much more dynamic than what we have – more competitive, but more dynamic. So I expect us to continue to produce at the levels that we produce up here or greater in those markets, and that’s all we really model so we weren’t reaching for the stars.

Vincent Calabrese – F.N.B. Corporation, Chief Financial Officer:

And they are continuing to build that out. I mean, the 60,000 they’re on pace—they’re still adding jobs to get to that figure, and when you’re down there in that market and talking to people, the BRAC is their Marcellus shale is the way they talk about it, because it’s really added such strong underpinning to the economy there and still more, to Vince’s point, that’s going to get built out, and then all those support businesses. So there’s still more—definitely significant more development to happen there.

Vincent Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes, I don’t grab on—even with the Marcellus situation, I mean, I’ve gone on a number of road shows and people have asked specifically how many jobs have been created and how much of an impact has it had. You know, some of this stuff is very difficult to identify, and even though there are research reports out there that indicate how much job growth there is off of a particular event, it’s really difficult to get your arms around it. So we kind of look at it anecdotally and directionally, and I think if you’re in the market and you drive around, you see what’s going on and you talk to people, you’ll find that there is a lot of activity.